3/11

Follow-Up Materials


05009019

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-1 FISCAL YEAR: ________

(03/94)

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

COP168,547,000,000 Index Linked Notes due January 25, 2012
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: February 24, 2005

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the COP168,547,000,000 Index Linked Notes due January 25, 2012 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated as of February 24, 2005 (the "Terms Agreement") and the Pricing Supplement dated as of February 24, 2005 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission [1]	Proceeds to the Bank
Per Note:	100.00%	0.375%	99.625%
Total:	COP168,547,000,000 (US$73,008,949.22)	COP632,051,250 (US$273,783.56)	COP167,914,948,750 (US$72,735,165.66)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated October 5, 2004
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO



INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

October 5, 2004

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-11/04, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Assistant General Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 86

COP 168,547,000,000 Index Linked Notes due 2012
(the "Notes")

Issue Price: 100 per cent.

Application has been made to list the Notes on the London Stock Exchange.

Citigroup

The date of this Pricing Supplement is as of February 24, 2005

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	86
2.	Aggregate Principal Amount:	COP 168,547,000,000.
3.	Issue Price:	100 per cent. of the Aggregate Principal Amount, paid in U.S. Dollars.
4.	Issue Date:	March 10, 2005.
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 7 (c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	COP 1,000,000.
7.	Specified Currency (Condition 1(d)):	Colombian Pesos ("COP") being the lawful currency of the Republic of Colombia, provided that all payments in respect of the Notes will be made in U.S. Dollars.
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars ("U.S. Dollars" and "USD").
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD.
10.	Maturity Date:	January 25, 2012, subject to adjustment in accordance with the Modified Following Business Day Convention.
11.	Interest Basis (Condition 5):	Variable Interest Rate.
12.	Interest Commencement Date (Condition 5(III)):	Issue Date.

13.	Variable Interest Rate (Condition 5(II)):	Conditions 5(II)(a) and 5(II)(b) shall not apply to the Notes. See paragraphs 14 and 15 below.
14.	Basis of Calculation of Variable Rate of Interest and Interest Payment Dates and default interest where Conditions 5(II)(b)(i) to (v) do not apply (Condition 5(II)(b)):	
	(a) Interest Determination Date:	In relation to an Interest Payment Date falling in July, July 18 or, in relation to an Interest Payment Date falling in January, January 18, in each case provided that if an Interest Determination Date would otherwise fall on a day which is not a Relevant Business Day, the relevant Interest Determination Date will be the first preceding day which is a Relevant Business Day.
	(b) Interest Payment Date(s):	Semi-annually in arrear on July 25 and January 25 in each year, from and including July 25, 2005 (in respect of the period from the Interest Commencement Date to but excluding the first Interest Period End Date) to and including January 25, 2012. Each Interest Payment Date is subject to adjustment in accordance with the Modified Following Business Day Convention.
	(c) Interest Period End Dates:	July 25 and January 25 in each year, from and including July 25, 2005 to and including January 25, 2012.
	(d) Interest Period:	The period beginning on (and including) the Interest Commencement Date to (but excluding) the first Interest Period End Date and each successive period beginning on (and including) an Interest Period End Date to (but excluding) the next succeeding Interest Period End Date.

(e) Determination of Rate of Interest and Calculation of Interest Amount:

Condition5(II)(c) shall be deleted and the following shall apply to the Notes:

In relation to each Interest Determination Date, the Calculation Agent will, as soon as practicable and in accordance with paragraph 14(h) below, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amount") in respect of each Authorized Denomination for the relevant Interest Period. The Interest Amount shall be calculated by multiplying the Rate of Interest (as defined below) by the Calculation Amount for the relevant Interest Period specified under the heading "Calculation Amount per Authorized Denomination (COP)" in Annex 1 hereto and dividing such resultant amount by the COP/USD Reference Rate determined as if such Interest Determination Date were the Reference Day (as defined below) and rounding, if necessary, the resultant figure to the nearest cent (USD 0.005 being rounded upwards).

If a holder holds more than one Authorized Denomination of the Notes, the Interest Amounts in respect of such Notes shall be aggregated and any rounding pursuant to the above provision shall only occur following such aggregation.

(f) Rate of Interest:

A rate, expressed as a percentage, calculated by the Calculation Agent in accordance with the following formula:

$$\left\{\left[(1 + CPIRate) \times (1 + Spread)\right]^{\wedge(DCF)}\right\} - 1$$

or zero, whichever is greater.

Where:

"COP/USD Reference Rate" means, in respect of a day (the "Reference Day"), the COP/USD exchange rate, expressed as the amount of Colombian Pesos per one U.S. Dollar, reported by the Colombian Banking Superintendency which may be observed at 9:30 a.m., Bogota time, on the Reuters Screen Page "CO/COL03" opposite caption "TCRM" ("Tasa de Cambio Representativa del Mercado") or such other page or service on which such exchange rate appears from time to time (or such other page or service as may replace any such page for the purposes of displaying COP/USD exchange rates) or as otherwise reported by the Colombian Banking Superintendency on the Reference Day.

Fallback Provisions:

Should no such rate be reported by the Colombian Banking Superintendency on the Reference Day, then the COP/USD Reference Rate for such Reference Day shall be determined by the Calculation Agent by requesting quotations for the mid COP/USD spot foreign exchange rate at 12:00 noon Bogota time on either (i) the first day (other than a Saturday or Sunday) following the Reference Day (if such day is a Relevant Business Day) or (ii) if the first day (other than a Saturday or Sunday) following the Reference Day is not a Relevant Business Day, the Reference Day, from five banks active in the COP/USD currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided, the COP/USD Reference Rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if two or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If three or two quotations are provided, the COP/USD Reference Rate shall be determined as provided above except that the highest such quotation and the lowest such quotation shall not be disregarded.

If only one or no such quotations are provided and the Calculation Agent determines in its sole discretion that no suitable replacement banks active in the COP/USD currency and foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the applicable rate in a manner that it deems commercially reasonable by reference to such additional sources as it deems appropriate.

In the event that the COP/USD Reference Rate is to be determined in accordance with the above "Fallback Provisions", the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the COP/USD Reference Rate is to be so determined.

"CPI Index" means the Colombian Consumer Price Index as calculated by the *Departamento Administrativo Nacional de Estadistica* (the "Index Sponsor").

"CPI Rate" means, in respect of an Interest Period and the Interest Determination Date relating to such Interest Period, the Rate (as defined below) published by the Index Sponsor on or prior to the Interest Determination Date for the month preceding the month in which such Interest Determination Date falls, as determined by the Calculation Agent.

"Rate" means, in respect of a month, the net percentage change in the CPI Index for the twelve months ending on the last day of such month, expressed as an annual effective rate, as determined by the Calculation Agent.

The CPI Rate may be observed on Bloomberg page "COCPIYOY Index" or on Telerate page 52951, however, the Calculation Agent may determine the CPI Rate by reference to any source published by the Index Sponsor.

Provided that if the CPI Rate for such preceding month is not published on or prior to the relevant Interest Determination Date, then the CPI Rate for such Interest Period and such Interest Determination Date shall be deemed to be the Rate published by the Index Sponsor during the last three calendar months prior to such Interest Determination Date (and if more than one Rate is published during such three calendar months, the most recently published Rate will be used). If no Rate is published during such last three calendar months, then the fallback provisions below will apply.

In the event that the CPI Rate used in the calculation of the Interest Amount for an Interest Period is amended or otherwise varied in any way following the relevant Interest Determination Date, the Interest Amount for such Interest Period shall not be recalculated.

Additional Fallback Provisions:

In the event the Index Sponsor changes the method of calculating or publishing the Rate or the CPI Index such that the Rate for the CPI Index is no longer published monthly as an annual effective rate with respect to the previous twelve months, or the method of calculation of the Rate or the CPI Index is modified in any other material respect (other than, in respect of the CPI Index, a modification prescribed in the formula for or method to maintain the CPI Index), the Calculation Agent shall make in good faith such changes to the formula for the calculation of the Rate of Interest and/or to the CPI Rate as it deems necessary so that each interest rate determined in accordance with the formula for the Rate of Interest replicates as closely as possible the Rate of Interest that would have been determined had such change to the method of calculation of the Rate or the CPI Index not occurred.

In the event the CPI Index is permanently cancelled or eliminated, with respect to each of the Interest Determination Dates after the date of such cancellation or elimination and the relevant Interest Period in respect of each such Interest Determination Date, for the purpose of calculating the Interest Amount payable in respect of each such Interest Period, the CPI Index shall be replaced by such index (the "Substitute CPI Index") published by the Index Sponsor that the Calculation Agent believes in good faith has replaced or is otherwise substantially similar to the CPI Index, and shall make in good faith any changes to the formula for calculating the Rate of Interest and/or the CPI Rate as it deems necessary so that the Rate of Interest determined by reference to the Substitute CPI Index replicates as closely as possible the Rate of Interest that would have been determined had the CPI Index not been permanently cancelled or eliminated.

Following the designation of a Substitute CPI Index in accordance with the above provisions, all references to the CPI Index in this Pricing Supplement shall be construed as references to the Substitute CPI Index.

If no Substitute CPI Index is available, the CPI Rate shall be calculated by the Calculation Agent in a manner that it deems commercially reasonable by reference to such sources as it deems appropriate.

In the event that the CPI Rate is to be determined in accordance with the above "Additional Fallback Provisions", the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the CPI Rate is to be so determined.

(g) Notification: The Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 in the event of any determinations or amendments pursuant to the above "Fallback Provisions" or "Additional Fallback Provisions".

(h) Calculation Agent (if not the Global Agent): | Citibank, N.A., New York

In relation to each Interest Payment Date, each Redemption Date and any day on which the Notes are redeemed early, as soon as is reasonably practicable after the determination of the relevant CPI Rate and/or COP/USD Reference Rate and/or Redemption COP/USD Reference Rate and/or Early Redemption COP/USD Reference Rate, as the case may be, in relation thereto and in no event later than 3:00 p.m. (New York time) on the Relevant Business Day on which the relevant rate is to be determined, the Calculation Agent shall notify the Bank and the Global Agent of the CPI Rate and/or the COP/USD Reference Rate and/or the Redemption COP/USD Reference Rate and/or the Early Redemption COP/USD Reference Rate, as the case may be, and the Interest Amount and/or the Redemption Amount and/or the Early Redemption Amount and/or the Accrued Interest Amount in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement dated as of February 24, 2005 between the Bank and the Calculation Agent.

15. Other Variable Interest Rate Terms (Condition 5(II) and (III)):

(a) Minimum Interest Rate: See paragraph 14(f) above.

(b) Spread: 3.95 per cent.

(c) Variable Rate Day Count Fraction(s) if not actual/360: In respect of an Interest Period, the actual number of days in the relevant Interest Period divided by 365 ("DCF").

16. Relevant Business Day(s): Bogota, London, Munich and New York City.

17. Redemption Amount (Condition 6(a)): **Redemption**

Condition 6(a) Final Redemption shall be deleted and replaced by the following:

"Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed in part on each Redemption Date, the amount due on each Redemption Date being the Redemption Amount.

Where:

"Redemption Amount" means, in respect of an Authorized Denomination and a Redemption Date, the amount specified for such Redemption Date in Annex 2 hereto under the heading "Redemption Amount per Authorized Denomination (COP)", converted into U.S. Dollars at the Redemption COP/USD Reference Rate.

"Redemption COP/USD Reference Rate" means the COP/USD Reference Rate determined as if the Interest Determination Date falling immediately prior to the Redemption Date were the Reference Day.

"Redemption Date" means each Interest Payment Date from and including the Interest Payment Date falling in July 2005 to and including the Interest Payment Date falling on the same day as the Maturity Date."

Payments

Condition 7(a)(i) *Payments - Registered Notes: Payments of Principal and Interest* shall be deleted and the following shall be substituted therefor:

"Payments of principal and interest in respect of Registered Notes will be made to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "Record Date"). The Global Agent will make such payments by transfer to an account in U.S. Dollars maintained by the payee with a bank in New York City. Payments of the interest due in respect of each Registered Note on the final Interest Payment Date and the final Redemption Amount payable on the Maturity Date will only be made against surrender of the relevant Registered Note at the specified office of any Transfer Agent. Details of the account to which a registered holder's payments will be transferred should be notified to the specified office of the Global Agent before a Record Date.

References in the Terms and Conditions to principal in respect of the Notes shall be deemed to include the Redemption Amounts."

Condition 7(a)(iii) *Payments - Registered Notes: Payment Initiation* shall be amended by the deletion of the word "principal" in the fifth line thereof and the substitution of the words "the interest due in respect of each Registered Note on the final Interest Payment Date and the final Redemption Amount payable on the Maturity Date" therefore.

18. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):

In respect of each Authorized Denomination, an amount in U.S. Dollars calculated by the Calculation Agent in accordance with the following:

$$\frac{\text{Early Redemption Calculation Amount}}{\text{Early Redemption COP/USD Reference Rate}} + \text{Accrued Interest Amount}$$

where:

"Accrued Interest Amount" means an amount in U.S. Dollars calculated on the basis set out in paragraph 14(e) above except that (i) the "Rate of Interest" shall be deemed to be the Rate of Interest for the Interest Period immediately preceding the Interest Period during which the date of early redemption falls, (ii) the reference to the "Calculation Amount" shall be deemed to be a reference to the Calculation Amount specified under the heading "Calculation Amount per Authorized Denomination (COP)" in Annex 1 hereto outstanding on the date of early redemption, (iii) the reference to the "COP/USD Reference Rate" shall be deemed to be the Early Redemption COP/USD Reference Rate and (iv) for the purposes of the DCF, the number of days of the relevant Interest Period shall be from and including the immediately preceding Interest Period End Date to but excluding the date of early redemption.

"Early Redemption Calculation Amount" means the Calculation Amount for the Interest Period during which the date of early redemption falls as specified in Annex 1 hereto under the heading "Calculation Amount per Authorized Denomination (COP)".

"Early Redemption COP/USD Reference Rate" means the COP/USD Reference Rate determined as if the day falling five (5) Relevant Business Days prior to the date of early redemption were the Reference Day.

19. Governing Law: New York.

20. Selling Restrictions: The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement dated as of February 24, 2005 relating to the Notes.

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:	The Dealer has agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
(c) Colombian:	The Notes have not been, and will not be registered at the National Register of Securities and Intermediaries (*Registro Nacional de Valores e Intermediarios*) of the Securities Superintendence of Colombia (*Superintendencia de Valores*). The Notes will not be offered under a public offering of securities in Colombia and, accordingly, the offering has not been, and will not be approved by the Securities Superintendence.
(d) General:	No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer has agreed that it will observe all applicable provisions of law in each jurisdiction in which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	London.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg.
3.	Syndicated:	No.
4.	Commissions and Concessions:	0.375 per cent. of the Aggregate Principal Amount.
5.	Codes:	
	(a) Common Code:	021411884.
	(b) ISIN:	XS0214118845.
6.	Identity of Dealer:	Citigroup Global Markets Limited.

7. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No.
(b) DTC Global Note(s):	No.
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.
(d) Amendments to Registered Notes:	The sixth paragraph of the Registered Global Note, beginning "The Bank, for value received..." shall be deleted and replaced by the following: "The Bank, for value received, hereby promises to pay Citibank, N.A. or the registered transferee on each Redemption Date the aggregate Redemption Amounts in respect of the Notes represented by this Registered Global Note due on such Redemption Dates and to pay interest in arrears from (and including) the Interest Commencement Date at the interest rate determined in accordance with the Terms and Conditions and the Pricing Supplement on the Authorized Denomination from time to time until the full amount of such payments from time to time are paid or made available for payment. Interest on this Registered Global Note shall be payable by the Bank on the dates determined in accordance with, or specified in, the Terms and Conditions and the Pricing Supplement.

		On any redemption or payment of any Redemption Amounts or payment of interest being made in respect of, or purchase and cancellation of, any of the Notes represented by this Registered Global Note, details of such redemption, payment or purchase and cancellation (as the case may be) shall be entered by the Registrar in the Register. Upon any such redemption, payment of any Redemption Amounts or purchase and cancellation, the principal amount of the Notes held by the registered holder hereof shall be reduced by the Principal Amount of the Notes so redeemed or purchased and cancelled or by the aggregate amount of such Redemption Amounts so paid. The Principal Amount of the Notes held by the registered holder hereof following any such redemption, payment of any Redemption Amounts or purchase and cancellation or any transfer or exchange as referred to below shall be that amount most recently entered in the Register."
8.	Additional Risk Factors:	Holders of the Notes should consult with their professional tax advisors regarding tax laws applicable to them.

9. Additional Information

EU Directive

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than July 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that, if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, it will ensure that it maintains a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

INTER-AMERICAN DEVELOPMENT BANK

By: John R. Hauge
Name: John R. Hauge
Title: Finance Manager

ANNEX 1

Interest Period	Aggregate Calculation Amount (COP)	Calculation Amount per Authorized Denomination (COP)
March 10, 2005– July 25, 2005	168,547,000,000.00	1,000,000.00
July 25, 2005 – January 25, 2006	156,507,928,571.43	928,571.43
January 25, 2006 – July 25, 2006	144,468,857,142.86	857,142.86
July 25, 2006 – January 25, 2007	132,429,785,714.29	785,714.29
January 25, 2007 – July 25, 2007	120,390,714,285.72	714,285.72
July 25 , 2007 – January 25, 2008	108,351,642,857.15	642,857.15
January 25, 2008 –July 25, 2008	96,312,571,428.58	571,428.58
July 25, 2008 – January 25, 2009	84,273,500,000.01	500,000.01
January 25, 2009 – July 25, 2009	72,234,428,571.44	428,571.44
July 25, 2009 – January 25, 2010	60,195,357,142.87	357,142.87
January 25, 2010 – July 25, 2010	48,156,285,714.30	285,714.30
July 25, 2010 – January 25, 2011	36,117,214,285.73	214,285.73
January 25, 2011 – July 25, 2011	24,078,142,857.16	142,857.16
July 25, 2011 – January 25, 2012	12,039,071,428.59	71,428.59

ANNEX 2

Redemption Date (adjusted as set out in this Pricing Supplement)	**Aggregate Redemption Amount (COP)**	**Redemption Amount per Authorized Denomination (COP)**
July 25, 2005	12,039,071,428.57	71,428.57
January 25, 2006	12,039,071,428.57	71,428.57
July 25, 2006	12,039,071,428.57	71,428.57
January 25, 2007	12,039,071,428.57	71,428.57
July 25, 2007	12,039,071,428.57	71,428.57
January 25, 2008	12,039,071,428.57	71,428.57
July 25, 2008	12,039,071,428.57	71,428.57
January 25, 2009	12,039,071,428.57	71,428.57
July 25, 2009	12,039,071,428.57	71,428.57
January 25, 2010	12,039,071,428.57	71,428.57
July 25, 2010	12,039,071,428.57	71,428.57
January 25, 2011	12,039,071,428.57	71,428.57
July 25, 2011	12,039,071,428.57	71,428.57
January 25, 2012	12,039,071,428.59	71,428.59

TERMS AGREEMENT NO. 86 UNDER
THE PROGRAM

As of February 24, 2005

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's COP 168,547,000,000 Index Linked Notes due 2012 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement") at approximately 10.00 a.m. (New York City time) on March 10, 2005 (the "Settlement Date") at an aggregate purchase price of COP 168,547,000,000 (USD 73,008,949.22), payable in United States dollars and adjusted as set forth below on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 100 per cent. of the principal amount (COP168,547,000,000), less a selling concession of 0.375 per cent. of the principal amount. For the avoidance of doubt, the Dealer's purchase price after the above adjustments is 99.625 per cent. of the principal amount, which is COP 167,914,948,750, or USD 72,735,165.66, and will be paid in United States dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, in its capacity as Global Agent of the Program, for transfer in immediately available funds to an account designated by the Bank against delivery of the Notes to the Dealer at its Euroclear account number: 90895.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested.

   -a copy of the Prospectus and of the Global Agency Agreement duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in 6(b) of the Standard Provisions except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6. For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
United States

Attention:	Finance Department Chief, Capital Markets Division
Telephone:	202-623-2441
Facsimile:	202-623-3388

FOR THE DEALER:

Citigroup Global Markets Limited
Citigroup Centre
Canary Wharf
London E14 5LB
United Kingdom

Attention:	MTN Desk
Telephone:	+44 20 7986 9050
Facsimile:	+44 20 7986 9090

7. To complement the selling restrictions contained in Exhibit D to the Standard Provisions, the undersigned hereby:

(i) acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended; (B) the Notes have not been, and will not be registered at the National Register of Securities and Intermediaries (*Registro Nacional de Valores e Intermediarios*) of the Securities Superintendence of Colombia (*Superintendencia de Valores*). The Notes will not be offered under a public offering of securities in Colombia and, accordingly, the offering has not been, and will not be approved by the Securities Superintendence; and (C) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer has agreed that it will observe all applicable provisions of law in each jurisdiction in which it may offer or sell Notes or distribute any offering material; and

(ii) represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED



By: ______________________
IVAN BROWNE

Name:
Title: DULY AUTHORISED ATTORNEY

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________

Name: John R. Hauge
Title: Finance Manager

12230-01245 ICM:1466820.4